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                             ILLINOIS POWER COMPANY

Dear Preferred Shareholder:

    Enclosed is important information relating to the following two matters:

        (1) an offer by Illinova Corporation to purchase any and all of the outstanding shares of all series of preferred stock of Illinois Power Company, or IPC; and

        (2) a companion proposal to amend IPC's articles of incorporation to eliminate a provision that restricts IPC's ability to issue or assume unsecured debt.

    Please give your prompt attention to the enclosed materials. These materials contain important information. You are urged to read the materials in their entirety.

    Illinova is offering to purchase all of the outstanding shares of the series of IPC's preferred stock listed on the front cover page of the enclosed Offer to Purchase and Consent Statement. Although Illinova has determined that the offer is fair to holders of each series of preferred stock, neither Illinova, IPC, their respective boards of directors, nor any of their respective officers makes any recommendation to you as to whether to tender your shares. You must make your own decision as to whether to tender shares and, if so, how many shares to tender.

    IPC believes that adoption of the proposed amendment is important to its financial flexibility and will enable it to obtain financing on more advantageous terms than would otherwise be the case. As competition intensifies in the utility industry, financial flexibility and financial cost structure are increasingly important to IPC's success. IPC's board of directors believes the proposed amendment is in IPC's best interests but has not made any separate determination that the proposed amendment is in your best interest.

    The record date for determining preferred shareholders entitled to grant a consent with respect to the consent solicitation is February 20, 2002.

    If you are a holder of record of shares as of the record date, you may grant your consent to the proposed amendment. Illinova's offer to purchase the preferred shares and IPC's obligation to make the special cash payments are conditioned upon, among other things, the approval of the proposed amendment by the holders of record as of the record date of at least two-thirds of the shares of the preferred stock.

    If you are a holder of record of shares as of the record date and you validly consent to the proposed amendment and tender your shares, you will receive the total consideration, which is the applicable purchase price and the special cash payment. If you are a holder of record of shares as of the record date and you validly consent to the proposed amendment with respect to shares which are not tendered in the tender offer, IPC will make the special cash payment to you for each such share, provided that the proposed amendment is approved by the preferred shareholders. If you tender your shares and Illinova accepts your shares for payment and you do not grant a consent with respect to such shares, you will receive the applicable purchase price per share but will not be entitled to the special cash payment. Instructions for tendering your shares and information pertaining to the special cash payment are included in the enclosed material.

    Your consent to the proposed amendment is important, regardless of the number of shares you own. To receive the special cash payment and/or the applicable purchase price, you must return your consent, which is included in the accompanying letter of transmittal and consent, and/or the certificates for any shares being tendered, by the expiration date of the tender offer, unless extended.

    IPC's board of directors requests that you grant your consent to the proposed amendment if you are a holder of record of shares as of the record date.

    If you have any questions regarding the consent solicitation or Illinova's offer to purchase shares, please call Merrill Lynch & Co., the dealer manager/solicitation agent, at (888) ML4-TNDR or (888) 654-8637, Mellon Investor Services LLC, the depositary/information agent, at (800) 982-7650, or your broker, dealer, commercial bank or trust company.

    Thank you for your continued interest in IPC.

                                          Sincerely,
                                          [Name]
                                          [Title]